Exhibit 99.1

FOR IMMEDIATE RELEASE

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(203) 920-1055

NETWORK-1 REPORTS THIRD QUARTER RESULTS

New York, New York November 14, 2022 - Network-1 Technologies, Inc. (NYSE AMERICAN: NTIP), a company specializing in the development, licensing, and protection of its intellectual property assets, today announced financial results for the quarter ended September 30, 2022.

Network-1 had no revenue for the three and nine months ended September 30, 2022, as compared to revenue of $17,000,000 and $35,692,000 for the three and nine months ended September 30, 2021, respectively. The revenue for the three months ended September 30, 2021, was a result of revenue of $17,000,000 from a litigation settlement with Hewlett Packard (HP). Similarly, the revenue for the nine months ended September 30, 2021 was from the HP settlement as well as revenue of $18,692,000 from the resolution of a contractual dispute with Cisco Systems, Inc. concerning the licensing of Network-1’s Remote Power Patent.

Network-1 realized net income of $2,226,000 or $0.09 per share basic and diluted for the three months ended September 30, 2022, compared with net income of $6,589,000 or $0.28 per share basic and $0.27 per share diluted for the three months ended September 30, 2021. The decreased net income of $4,363,000 for the three months ended September 30, 2022, was primarily due to revenue of $17,000,000 in the prior year period from the HP settlement being offset by the increase in net other income of $4,024,000 related primarily to Network-1’s investment in ILiAD Biotechnologies, Inc (“ILiAD”).

During the period December 2018 through August 2022, Network-1 made an aggregate investment of $7,000,000 in ILiAD. For the three and nine months ended September 30, 2022, Network-1 recorded a gain on its equity method investment in ILiAD of $3,727,000 based on dilution of its investment related to an ILiAD securities offering. In addition, as part of the securities offering, Network-1 converted its convertible note, in the principal amount of $1,000,000 plus accrued interest of $86,000 into equity of ILiAD and recorded an unrealized gain on conversion of $271,000.

Network-1 realized a net loss of ($618,000) or $(0.03) per share basic and diluted for the nine months ended September 30, 2022, compared with net income of $15,257,000 or $0.63 per share basic and $0.62 per share diluted for the nine months ended September 30, 2021. The decrease in net income of $15,875,000 for the nine months ended September 30, 2022, was due to decreased revenue of $35,692,000 from the HP settlement and resolution of the contractual dispute with Cisco in the prior year period, offset by the unrealized gains of $3,998,000 related to the dilution of Network-1’s ownership in ILiAD as a result of the ILiAD securities offering. Network-1’s allocated net loss from its equity method investment in ILiAD totaled $1,073,000 and $632,000 for the nine months ended September 30, 2022, and 2021, respectively.

On September 30, 2022, Network-1 had cash, cash equivalents and marketable securities of $48,923,000 and working capital of $48,555,000. Based on its current cash, cash equivalents and marketable securities positions, Network-1 believes that it will have sufficient cash to fund its operations for the foreseeable future.

On June 8, 2021, the Board of Directors authorized an extension and increase of the Network-1’s share repurchase program (the “Share Repurchase Program”) to repurchase up to $5,000,000 of common stock over the subsequent 24-month period. Since inception of the Share Repurchase Program in August 2011 through September 30, 2022, Network-1 has repurchased an aggregate of 9,162,427 shares of its common stock at an aggregate cost of $17,647,631 (exclusive of commissions) or an average per share price of $1.93. During the three months ended September 30, 2022, Network-1 repurchased an aggregate of 75,213 shares of its common stock at an aggregate cost of $174,530 or an average per share price of $2.32. During the nine months ended September 30, 2022, Network-1 repurchased an aggregate of 178,293 shares of its common stock at an aggregate cost of $422,388 (exclusive of commission) or an average per share price of $2.37. At September 30, 2022, the remaining dollar value of shares that may be repurchased under the Share Repurchase Program was $3,508,374.

On October 6, 2022, Network-1 commenced litigation against Arista Networks Inc., Fortinet, Inc., Honeywell International Inc., and Ubiquiti Inc. in four separate actions filed in the United States District Court, District of Delaware for infringement of its Remote Power Patent (U.S. Patent No. 6,218,930). On October 27, 2022, and November 3, 2022, Network-1 commenced litigation against TP-Link USA Corporation and Hikvision USA, Inc. in two separate actions filed in the United States District Court for the Central District of California for infringement of its Remote Power Patent. On November 4, 2022, Network-1 commenced litigation against Panasonic Holdings Corporation and Panasonic Corporation of North America in an action filed in the United States District Court for the Eastern District of Texas (Marshall Division) for infringement of its Remote Power Patent. On November 11, 2022, Network-1 commenced litigation against Antaira Technologies, LLC in the United States District Court for the Central District of California for infringement of its Remote Power Patent. Network-1 seeks monetary damages based on reasonable royalties in these actions.

On June 9, 2021, the Board of Directors of Network-1 approved the continuation of Network-1’s dividend policy which consists of semi-annual cash dividends of $0.05 per share ($0.10 per share annually) which dividends are anticipated to be paid in March and September of each year. On September 9, 2022, Network-1’s Board of Directors declared a semi-annual cash dividend of $0.05 per share with a payment date of September 30, 2022, to common stockholders of record as of September 20, 2022. On February 23, 2022, Network-1’s Board of Directors declared a semi-annual cash dividend of $0.05 per share with a payment date of March 24, 2022, to all shareholders of record as of March 9, 2022. Network-1’s dividend policy undergoes a periodic review by the Board of Directors and is subject to change at any time depending upon Network-1’s earnings, financial requirements and other factors existing at the time.

ABOUT NETWORK-1 TECHNOLOGIES, INC.

Network-1 Technologies, Inc. is engaged in the development, licensing and protection of its intellectual property and proprietary technologies. Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies. Network-1 currently owns ninety-six (96) patents covering various telecommunications and data networking technologies as well as technologies relating to document stream operating systems and the identification of media content. Network-1’s current strategy includes efforts to monetize its patent portfolios. Network-1’s strategy is to focus on acquiring and investing in high quality patents which management believes have the potential to generate significant licensing opportunities as Network-1 has achieved with respect to its Remote Power Patent and Mirror Worlds Patent Portfolio. Network-1’s Remote Power Patent has generated licensing revenue in excess of $187,000,000 from May 2007 through September 30, 2022. Network-1 has achieved licensing and other revenue of $47,150,000 through September 30, 2022 with respect to its Mirror Worlds Patent Portfolio.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1's business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission including, among others, Network-1’s uncertain revenue stream, uncertainty as to the outcome of pending litigation, whether Network-1 will be successful in its appeal to the Federal Circuit of the District Court judgement of non-infringement dismissing Network-1’s litigation against Facebook, the ability of Network-1 to successfully execute its strategy to acquire or make investments in high quality patents with significant licensing opportunities, Network-1's ability to achieve revenue and profits from its patent portfolios, as well as a return on its investment in ILiAD Biotechnologies, LLC or other intellectual property it may acquire or finance in the future, the ability of Network-1 to enter into additional license agreements, uncertainty as to whether cash dividends will continue be paid, Network-1's ability to enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the risk in the future of Network-1 being classified as a Personal Holding Company which may result in Network-1 issuing a special cash dividend to its stockholders, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(203) 920-1055

The condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated balance sheet are attached.

NETWORK-1 TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

REVENUE	$—	$17,000,000	$—	$35,692,000

OPERATING EXPENSES:
Costs of revenue	—	6,610,000	—	12,030,000
Professional fees and related costs	117,000	721,000	524,000	1,384,000
General and administrative	639,000	558,000	1,812,000	1,650,000
Amortization of patents	82,000	74,000	233,000	221,000

TOTAL OPERATING EXPENSES	838,000	7,963,000	2,569,000	15,285,000

OPERATING INCOME (LOSS)	(838,000)	9,037,000	(2,569,000)	20,407,000

OTHER INCOME:
Interest and dividend income, net	321,000	67,000	532,000	185,000
Gain on conversion of note	271,000	—	271,000	—
Gain on equity method investment	3,727,000	—	3,727,000	—
Net realized and unrealized loss on marketable securities	(268,000)	(40,000)	(1,358,000)	(32,000)
Total other income, net	4,051,000	27,000	3,172,000	153,000

INCOME BEFORE INCOME TAXES AND EQUITY IN NET LOSSES OF EQUITY METHOD INVESTEE	3,213,000	9,064,000	603,000	20,560,000

INCOME TAXES PROVISION:
Current	(274,000)	2,326,000	(274,000)	3,036,000
Deferred taxes, net	976,000	(37,000)	422,000	1,635,000
Total income tax expense	702,000	2,289,000	148,000	4,671,000

INCOME (LOSS) BEFORE SHARE OF NET LOSSES OF EQUITY METHOD INVESTEE:	2,511,000	$6,775,000	455,000	$15,889,000

SHARE OF NET LOSS OF EQUITY METHOD INVESTEE	$(285,000)	$(186,000)	$(1,073,000)	$(632,000)

NET INCOME (LOSS)	$2,226,000	$6,589,000	$(618,000)	$15,257,000

Net income (loss) per share
Basic	$0.09	$0.28	$(0.03)	$0.63
Diluted	$0.09	$0.27	$(0.03)	$0.62

Weighted average common shares outstanding:
Basic	23,765,089	23,934,361	23,830,702	24,136,506
Diluted	24,065,724	24,320,231	23,830,702	24,607,242

Cash dividends declared per share	$0.05	$0.05	$0.10	$0.10

NET INCOME (LOSS)	$2,226,000	$6,589,000	$(618,000)	$15,257,000

OTHER COMPREHENSIVE INCOME (LOSS)
Net unrealized holding gain (loss) on corporate bonds and notes arising during the period, net of tax	2,000	(4,000)	(2,000)	4,000

COMPREHENSIVE INCOME (LOSS)	$2,228,000	$6,585,000	$(620,000)	$15,261,000

Network-1 Technologies, Inc.

Condensed Consolidated Balance Sheet as of September 30, 2022

(Unaudited)

Cash and cash equivalents and marketable securities	$48,923,000

Total current assets	$49,367,000

Total assets	$58,893,000

Total current liabilities	$812,000

Total long-term liabilities	$1,087,000

Total stockholders' equity	$58,893,000